October 13, 2006



VIA U.S. MAIL AND FACSIMILE:  (617) 951-7050

David A. Fines, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000

Re:	Bradley Pharmaceuticals, Inc.
	Additional Soliciting Materials, Presentation to Stockholders of Bradley Pharmaceuticals, Inc., filed October 11, 2006
	Filed by Costa Brava Partnership III L.P., Roark, Rearden & Hamot, LLC, Roark Rearden & Hamot Capital Management, LLC, Seth W. Hamot, Douglas E. Linton, and John S. Ross
      File No. 001-31680

Dear Mr. Fine:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Examples of statements for which you need to provide the basis include, but are not necessarily limited to the following statements:

* The Two Faces of Bradley: "[t]hose positive attributes, however, are obscured by egregious corporate governance practices, consistent inattention to regulatory compliance, poor financial controls and little financial transparency;"

* . . . the Company`s management and Board continues to run
Bradley like the family-owned business that it once was;"

* The Troubled State of Affairs at Bradley: "Bradley has demonstrated a complete disregard for sound principles of corporate governance. The Company`s Board of Directors is plagued by a fundamental lack of independence and has failed to be accountable to the Company`s public stockholders. Poor corporate governance has not come without a cost to Bradley`s public stockholders;"

* Bradley`s history is marked by a failure to act until being forced to do so . . . only after Costa Brava instituted a proxy contest did Bradley announce a vague commitment to improved corporate governance and maximizing stockholder value;"

* A Fundamental Lack of Independence on the Board of Directors:
"A majority of the members of the Compensation Committee and the Nominating and Corporate Governance Committee are composed of directors elected by the Class B Shares. So even the Board committees that determine executive compensation and evaluate
Board nominees for election by the public stockholders are controlled by the Glassman family;"

* Bradley has a history of related party transactions.  The
Company pays approximately half a million dollars per year to an affiliate of the Glassmans for rental of Bradley`s corporate headquarters, and it previously paid consulting fees to members of the Board of the
Glassmans for rental of Bradley`s corporate headquarters. . . .;"

* "Bradley`s Future is Bleak Without the Costa Brava Nominees."
Where the basis of support is other documents, such as analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

2. Please tell us why, in a supplemental response, you can continue to refer to Bradley`s directors as not being independent when they meet the definition of "independent" established by the SEC and the NYSE. We note your statement, in your October 12, 2006 filing, that "[b]ased on NYSE guidance, [you] don`t believe Bradley`s definition of `independent` passes the smell test," but believe that since the nominees meet the definition of independence, you should refrain from characterizing the independent status of the nominees in this way.

3. Please tell us why, in a supplemental response, you can make the statement that "the Board committees that determine executive compensation and evaluate Board nominees for election by the public stockholders are controlled by the Glassman family." We understand that the class B security holders may have voted for these directors, but the directors have fiduciary duties to the company and all security holders, independent of those security holders who may have voted for their appointments.

4. Please tell us how you can claim that Bradley`s lease is a "conflict of interest" in light of the fact that the company has always disclosed the lease for its executive offices, and as part of its oversight obligations, the company annually receives a written, independent, third party analysis of corporate leases in its real estate market by a leading real estate firm. Based on that analysis, the board has determined each year that the rent paid by the Company for its executive offices is in the lower end of the range of lease rates in its market.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, marked as correspondence on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact me at (202) 551-3257 or by facsimile at (202) 772-9203 with any questions.

Sincerely,


Celeste M. Murphy,
Special Counsel
Office of Mergers and Acquisitions